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                                                                     Exhibit 8.1



                                                                     [   ], 2006

The Enstar Group, Inc.
Castlewood Holdings Limited

Ladies and Gentlemen:

     We have acted as counsel to The Enstar Group, Inc., a Georgia corporation (the "Company"), in connection with the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 23, 2006, by and among Castlewood Holdings Limited, a Bermuda company ("Parent"), CWMS Subsidiary Corp., a Georgia corporation and a direct wholly-owned subsidiary of Parent ("Merger Sub"), and the Company. All capitalized terms used herein, unless otherwise specified, shall have the meanings ascribed to them in the Merger Agreement.

     As such, we have reviewed the Merger Agreement; the Parent Recapitalization Agreement; the Support Agreement; the Indemnification Agreement, dated as of May 23, 2006, among Parent, the Company and J. Christopher Flowers; the letter agreement dated May 23, 2006 among the Company and certain of its directors (the "Restricted Directors") restricting the exercise of certain stock options, and transfers of such options and of certain shares, by the Restricted Directors for a specified period; the letter agreement dated May 23, 2006 among Parent, T. Whit Armstrong and T. Wayne Davis pursuant to which Parent agrees to purchase from each of Messrs. Armstrong and Davis during a specified period, upon their request, such number of Parent ordinary shares as provides an amount sufficient to pay certain taxes resulting from the exercise by Messrs. Armstrong and Davis of certain stock options; and the related documents attached as exhibits to the foregoing (the "Transaction Documents") and the Proxy Statement/Prospectus relating to the merger (the "Proxy Statement/Prospectus").

     In rendering this opinion:

     (a) we have examined and relied on the originals, or copies certified or otherwise identified to our satisfaction, of the Transaction
          Documents, the Proxy Statement/Prospectus and such other agreements, instruments, documents and records as we have deemed necessary or appropriate for the purposes of this opinion;
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     (b)  we have assumed, without independent investigation or inquiry, (i) the authenticity and completeness of all documents submitted to us as originals, (ii) the genuineness of all signatures on all documents that we examined, (iii) the conformity to authentic originals and completeness of documents submitted to us as certified, conformed or reproduction copies, (iv) the legal capacity of all natural persons executing documents, (v) the due authorization, execution and delivery of the Transaction Documents and (vi) the enforceability of the Transaction Documents;

     (c) we have assumed that (i) all covenants and other undertakings by all parties to the Transaction Documents will be performed in accordance with their terms, (ii) the Merger and the other transactions contemplated by the Transaction Documents will be consummated in compliance with the terms of the Transaction Documents, (iii) none of the material terms and conditions of the Transaction Documents have been or will be waived or modified and (iv) there are no documents or understandings among the parties that would alter or are inconsistent with the terms set forth in the Transaction Documents; and

     (d) we have examined and relied as to factual matters upon, and have assumed the accuracy of, the representations and warranties contained in the Transaction Documents, the statements made in the Proxy Statement/Prospectus, and the statements made in the certificates of public officials, officers and representatives of the Company, Parent and others delivered to us, including representation letters of the Company and Parent and, with respect to any representations and warranties in any of the foregoing that are made "to the knowledge of" or based on the belief of the Company, Parent or any other person or are similarly qualified, we have assumed that such representations and warranties are accurate, in each case without such qualification.

No assurance can be given as to the effect on this opinion if any of the foregoing assumptions should be inaccurate.

     Subject to the foregoing and to the assumptions, qualifications and limitations set forth herein, we are of the opinion that, for U.S. federal income tax purposes, the Merger should qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

     This opinion is based upon the Code, the Treasury Regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof. No assurance can be given that any of the foregoing authorities will not be modified, revoked, supplemented or overruled, possibly with retroactive effect, or that the IRS will agree with this opinion or that, if the IRS were to take a contrary position, such position would not ultimately be sustained by the courts.
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     We are delivering this opinion to you pursuant to Section 6.1(k) of the
Merger Agreement. This opinion is solely for your benefit and, without our prior written consent, may not be relied upon by any other person.

     This opinion is limited to the U.S. federal income tax issue specifically addressed above, and no other opinion is implied or may be inferred. Additional issues may exist that could affect the U.S. federal tax treatment of the Merger. This opinion does not consider or provide a conclusion with respect to any such additional issues. With respect to any U.S. federal tax issues outside the limited scope of this opinion, this opinion was not written, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on such taxpayer. In addition, this opinion does not address any state, local or foreign tax consequences.

     This opinion is rendered only as of the date hereof, and could be affected by changes in facts, circumstances law or the Transaction Documents, or other events or developments, that hereafter may occur or be brought to our attention. We assume no responsibility to advise you or any other person of any such change, event, or development.

     We consent to the filing of this opinion letter as an exhibit to the Proxy Statement/Prospectus and to the use of our name under the heading "Proposed Merger--Material United States Federal Income Tax Considerations of the Merger" and under the heading "Legal Matters" in the Proxy Statement/Prospectus. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.




                                           Very truly yours,